Exhibit 99.1

RYDE ANNOUNCES NYSE AMERICAN ACCEPTANCE OF PLAN TO REGAIN LISTING COMPLIANCE

SINGAPORE, August 8, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, announced that the Company’s plan (the “Plan”) to regain compliance with NYSE American’s continued listing standards had been accepted.

As previously reported, on May 21, 2025, the Company received notice from NYSE American advising the Company that it is not in compliance with the continued listing standards set forth in Sections 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”). Section 1003(a)(ii) applies if a listed company has stockholders’ equity of less than US$4.0 million and has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years.

The Company was required to submit a plan to NYSE American by June 20, 2025 addressing how it intends to regain compliance with Sections 1003(a)(ii) of the Company Guide by November 21, 2026. The Company submitted the Plan prior to the deadline. On August 5, 2025, the Company received notice from NYSE American that it had accepted the Company’s plan and granted a plan period through November 21, 2026. During the plan period, the Company will be subject to quarterly monitoring for compliance with the plan. If the Company does not regain compliance with NYSE American’s listing standards by November 21, 2026, or if the Company does not make progress consistent with its plan, then NYSE American may initiate delisting proceedings.

The Company’s Class A voting shares will continue to be listed during the plan period pursuant to an extension and trade on the symbol “RYDE”. Receipt of the notice does not affect the Company’s business, operations, financial or liquidity condition, or reporting requirements with the Securities and Exchange Commission.

The Company can provide no assurances that it will be able to make progress with respect to its plan that NYSE American will determine to be satisfactory, that it will regain compliance with Section 1003(a)(ii) of the Company Guide on or before the expiration of the plan period, or that developments and events occurring subsequent to the Company’s formulation of the plan or its acceptance by the NYSE American will not adversely affect the Company’s ability to make sufficient progress and/or regain compliance with Section 1003(a)(ii) of the Company Guide on or before the expiration of the plan period or result in the Company’s failure to be in compliance with other NYSE American continued listing standards.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.